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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Act of 1934
(Amendment No. 5)*

HUDSON TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

444144-10-9
(CUSIP Number)

Kevin J. Zugibe Hudson Technologies, Inc. PO Box 1541, One Blue Hill Plaza Pearl River, New York 10965 (845) 735-6000
(Name, Address and Telephone Number of Person Authorized to receive Notice and Communications)

October 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ] .

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 444144-10-9
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Kevin J. Zugibe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER 5,558,705 (of which 831,800 shares are issuable upon exercise of options)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 5,558,705 (of which 831,800 shares are issuable upon exercise of options
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,558,705 (of which 831,800 shares are issuable upon exercise of options)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.45%
14.	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer

This Amendment No. 5 amends and supplements the Schedule 13D of Kevin Zugibe (the "Reporting Person"), as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, with respect to his ownership of the Common Stock, par value $.01 per share ("Common Stock"), of Hudson Technologies, Inc., a New York corporation (the "Company"), whose principal executive offices are located at PO Box 1541, One Blue Hill Plaza, 14th Floor, Pearl River, New York 10965. This Amendment No. 5, the previous amendments to the Reporting Person's Schedule 13D and the initial Schedule 13D are hereinafter collectively referred to as the "Statement."

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

(a) On October 30, 2008, the Reporting Person sold 950,000 shares of Common Stock in a private transaction to Patrick Magee, an unaffiliated third party, at a stated purchase price of $2.60 per share, pursuant to Stock Purchase Agreement executed October 30, 2008. As part of the stock transaction, the Reporting Person and Mr. Magee amended the terms of a promissory note dated June 25, 2007. The note was issued to Mr. Magee at the time the Reporting Person acquired 4,900,000 shares of Common Stock with funds provided by Mr. Magee. Under the terms of the amended promissory note, the parties have agreed that the Reporting Person's debt to Mr. Magee will be reduced by the value of the 950,000 shares of Common Stock.

Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decision, the Reporting Person may make purchases of additional securities of the Company, or may dispose of all or a portion of the securities of the Company that he now owns or hereafter may acquire. Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of this Statement.

The forgoing description of the Stock Purchase Agreement and the amended promissory note does not purport to be complete and is qualified in its entirety by reference to such documents attached hereto as Exhibits 7a and 7b, and such documents are incorporated herein by reference.

The purpose of the sales of these shares of the Company's Common Stock reported were to allow the Reporting Person to pay down a portion of the debt he previously incurred in connection with his prior purchases of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplemented as follows:

(a) According to the Company there were issued and outstanding 19,416,187 shares of Common Stock as of October 31, 2008. The Reporting Person beneficially owns 5,558,705 shares of Common Stock, comprising 27.45% of the 19,416,187 shares of Common Stock issued and outstanding as of October 31, 2008, such ownership consisting of 4,726,905 shares and 831,800 shares that are issuable upon exercise of options held by the Reporting Person.

(b) The Reporting Person may be deemed to have sole power to vote, direct the vote and to dispose of 5,558,705 shares of Common Stock, of which 831,800 shares are issuable upon exercise of options held by the Reporting Person. [Same comment as 5(a)]

(c) On September 25, 2008, the Reporting Person sold 400,000 shares of Common Stock in a private transaction to Richard Parrillo, an unaffiliated third party, at a stated purchase price of $2.60 per share, pursuant to Stock Purchase Agreement executed September 25, 2008. On October 30, 2008, the Reporting Person sold an additional 950,000 shares of Common Stock to Patrick Magee, an unaffiliated third party, and amended a promissory note initially issued to such party to evidence the Reporting Person's debt for funds borrowed from such party to purchase 4,900,000 shares of Common Stock, as described in Item 4(a) hereof. Except as stated in Item 4(a) hereof, which is incorporated by reference in this Item 5(c), there have been no other transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented as follows:

Except as described in Item 4 and Item 5 above, which are incorporated by reference in this Item 6, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7. Materials to be filed as Exhibits

The following exhibits are filed with this Statement.

Exhibit 7a. Promissory Note, dated June 26, 2007 from Kevin J. Zugibe to Patrick Magee (Incorporated by reference to Exhibit 7(a) to Schedule 13D of Kevin J. Zugibe, filed with the SEC on July 9, 2007).

Exhibit 7b. Stock Purchase Agreement executed October 31, 2008 between Kevin J. Zugibe and Patrick Magee.

Exhibit 7c. Addendum to Promissory Note, dated October 30, 2008 between Kevin J. Zugibe and Patrick Magee.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 2008

Date

/s/ Kevin J. Zugibe

Signature